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405 Lexington Avenue, 26th Floor

New York, New York 10174

Telephone (212) 907-6457

Facsimile: (212) 208-4657

June 21, 2017

VIA EDGAR

United States Securities
and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Mail Stop 4546
Washington, D.C. 20549
Attention: Ms. Suzanne Hayes

Re:	Adial Pharmaceuticals, Inc.
Registration Statement on Form S-1
Submitted May 12, 2017
CIK No. 0001513525

Dear Ms. Hayes:

On behalf of our client, Adial Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 9, 2017 (the “Comment Letter”), relating to the above-referenced revised draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR on a confidential basis this letter and a further revised draft of the Registration Statement (“Revised Registration Statement No. 1”).

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Revised Registration Statement No. 1 in response to the Staff’s comment. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Revised Registration Statement No. 1.

United States Securities
and Exchange Commission
June 21, 2017

Prospectus Summary, page 1

Overview, page 1

1.	Please tell us your basis for highlighting in the first paragraph of the Summary your focus on the development of therapeutics for drug addictions and other addiction-like behaviors. In this regard, we note that you do not address these development efforts in your Business discussion. With respect to your disclosure on page 5, please also revise to explain how you will be able to undertake evaluation of these addictions and disorders at minimal additional cash cost to the company.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the first paragraph of the Summary by referring to only one addiction: alcohol use disorder. The Company discusses its plan to investigate the use of AD04 for additional addictions and disorders under “Prospectus Summary—Our Strategy” on pages 4 and 5, including how the Company believes it will be able to undertake an evaluation of these addictions and disorders at minimal additional cost to the Company.

2.	Please balance your disclosure in the penultimate paragraph on page 1 concerning the safety profile of ondansetron by also discussing the lack of long-term use clinical data, which you identify in risk factors on page 13.

Response: In response to the Staff’s comment, the Company has revised the disclosure to balance the disclosure in the penultimate paragraph on page 1 concerning the safety profile of ondansetron by also discussing the lack of long-term use clinical data.

Planned Phase 3 Clinical Program, page 4

3.	Please revise to discuss briefly the status of your IND filing.

Response: In response to the Staff’s comment, the Company has revised the disclosure to discuss briefly the status of the Company’s IND filing.

Implications of Being an Emerging Growth Company, page 6

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: There have been no written communications, as defined in Rule 405 under the Securities Act, presented to potential investors by the Company, or anyone authorized to do so on its behalf, in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

United States Securities
and Exchange Commission
June 21, 2017

All of our current data..., page 13

5.	Please revise to explain the term “a priori.”

Response: In response to the Staff’s comment, the Company has deleted the term “a priori” and added additional disclosure to better describe what it meant by this term.

We are an “emerging growth company,” and any decision on our part to comply…, page 32

6.	We note your disclosures indicating that you have elected to avail yourself of the exemption from new or revised accounting standards. Accordingly, please revise your disclosure in the final sentence of the risk factor, which indicates that you will be subject to the same new or revised standards that are applicable to non-emerging growth companies.

Response: In response to the Staff’s comment, the Company has revised the final paragraph of the risk factor referenced in this comment number 6 to state that the Company has opted to take advantage of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Jobs Act.

Critical Accounting Policies and Estimates

Profits Interest Units, page 50

7.	You disclose on page 51 your process for estimating the fair value of your equity awards prior to your IPO for purposes of granting equity-based compensation in the absence of a public trading market. Once you have an estimated offering price or range and have determined the conversion ratio for your membership units, please explain to us the reasons for any differences between the recent valuations of your membership units leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

Response: The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested analysis prior to the filing and circulation of a preliminary prospectus once an estimated offering price range is available and once it has determined the conversion ratio for the membership units.

United States Securities
and Exchange Commission
June 21, 2017

Business, page 54

8.	Please revise to discuss the manufacture and supply of your drug candidate and the attendant diagnostic biomarker blood test.

Response: In response to the Staff’s comment, the Company has revised the disclosure to discuss the manufacture and supply of the Company’s drug candidate and the attendant diagnostic biomarker blood test.

Strong Relationships with the Universities..., page 56

9.	Please revise to clarify the nature of your relationship with the University of Texas and any universities other than the University of Virginia.

Response: In response to the Staff’s comment, the Company has revised the disclosure to clarify the nature of the Company’s relationship with the University of Texas and any universities other than the University of Virginia.

Companion Genetic Bio-Marker Potentially Expands the Market Opportunity, page 56

10.	Please revise to explain how your pre-treatment screening with the companion diagnostic genetic test expands your market opportunity.

Response: In response to the Staff’s comment, the Company has revised the disclosure to explain how the Company’s pre-treatment screening with the companion diagnostic genetic test expands its market opportunity.

AD-04 – Two-Stage Clinical Development Strategy..., page 58

11.	Please revise to clarify the reasons and rationale for potentially conducting a second, concurrent Phase 3 trial in the US.

Response: In response to the Staff’s comment, the Company has revised the disclosure to clarify the reasons and rationale for potentially conducting a second, concurrent Phase 3 trial in the US.

United States Securities
and Exchange Commission
June 21, 2017

Signatures

12.	Please revise to indicate who is signing the registration statement in the capacity of principal financial officer.

Response: In response to the Staff’s comment, the Company has revised the disclosure to indicate who is signing the registration statement in the capacity of principal financial officer.

* * *

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow

Leslie Marlow

cc:	William Stilley
Chief Executive Officer of ADial Pharmaceuticals, Inc.